

Mail Stop 3720

October 29, 2009

Via U.S. Mail and Fax (305) 774-0405
William O'Dowd IV
Chief Financial Officer
Dolphin Digital Media, Inc.
804 Douglas Road
Executive Tower Building
Suite 365
Miami, FL 33134

> **RE: Dolphin Digital Media, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
>
> **Form 10-Q for the quarters ended March 31 and June 30, 2009**
> **File No. 000-50621**

Dear Mr. O'Dowd:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report filed on Form 10-K for the year ended December 31, 2008

Note 5 – Intangible Assets, page F-15

1. We note that "on June 23 2008 [you] purchased 100 % of Dolphin Digital Media Inc. [by issuing] 24,063,735 [or 51% of your] outstanding common stock" to William O'Dowd IV. You believed that the acquisition constituted a "change of control" and, per the guidance of SAB 48, you recorded the assets of Dolphin Digital Media, Inc at its historical cost. Per the roll-forward of intangible assets at F-15, the historical cost was $525,403.

    SAB 48 states "that if nonmonetary assets are received by a . . . closely held company from promoters or shareholders in exchange for stock, such assets should normally be recorded at the historical cost basis of the promoters, or shareholders." When referencing "promoters or shareholders," SAB 48 is referring to promoters or shareholders of the existing company. Mr. O'Dowd was not a promoter or shareholder of Logica Holdings, Inc. (the acquirer of Dolphin Digital Media, Inc.) until the company issued him 24 million shares as the purchase price for the Dolphin Entertainment license.

    We believe that this transaction did not fall within the scope of SAB 48. Therefore, we believe that the transaction should have been accounted for at fair value. In this regard, we note that Logica Holdings' stock was trading at $1.00 per share at June 23, 2008. Please revise or advise.

Note 6 – Notes Payable, page F-15

2. We note that during 2008 you received proceeds of $ 1.9 million from notes payable that were later converted into 3.9 million shares of common stock. We also note that the debt was convertible at a price of $0.50 per share and was payable on demand.

    It appears that you have not properly applied EITF 98-5. Your stock price closed above $0.50 for all but one day (June 11) of 2008. Therefore, given that your notes were payable on demand and convertible into common stock at $0.50 per share, the debt was "in-the-money" at issuance. We believe that you should have recognized a beneficial conversion feature at each issuance. Please revise or advise.

*   *   *   *

As appropriate, please amend your 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. The cover letter and amendment should be uploaded to the EDGAR system. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director